EXHIBIT 11.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER SHARE

	Year ended December 31,
	2005	2004	2003
	(In thousands, except per share data)
Basic net income per share:
Net income	$409,169	$399,333	$299,433
Weighted-average shares outstanding	91,738	95,452	89,915

Basic net income per share	$4.46	$4.18	$3.33

Diluted net income per share:
Net income:
As reported	$409,169	$399,333	$299,433
Interest and amortization expense, net of taxes	7,648	7,685	7,327

Net income adjusted for diluted EPS calculation	$416,817	$407,018	$306,760

Weighted-average shares outstanding	91,738	95,452	89,915
Weighted-average stock options and other dilutive components	1,729	1,626	1,130
Weighted-average dilutive components of CoCo’s	8,153	8,153	8,153

Weighted-average shares for diluted EPS	101,620	105,231	99,198

Diluted net income per share	$4.10	$3.87	$3.09